Exhibit 99.1

Kenon Announces that its Subsidiary OPC has Filed a Draft Prospectus with the ISA and the TASE in connection with a Public Offering of Shares and
Listing on the Tel Aviv Stock Exchange

Singapore, July 13, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announces that IC Power Ltd.'s ("IC Power") subsidiary OPC Energy Ltd. ("OPC") (formerly IC Power Israel Ltd.) has filed a public draft prospectus with the Israel Securities Authority ("ISA") and Tel Aviv Stock Exchange ("TASE") in connection with a contemplated initial public offering of its shares in Israel and a listing on the TASE. The offering and listing, and the timing thereof, are subject to regulatory approvals in Israel, including the receipt of approvals from the ISA and TASE, as well as market conditions and corporate approvals.

The proceeds of the offering, if completed, would be used to fund ongoing activities and project development, primarily funding the required equity amount for the Zomet project, a 396MW power plant project under development that OPC has entered into a contract to purchase, pending regulatory approvals.

The shares of OPC referred to herein have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the contemplated initial public offering and listing of OPC, including with respect to the expected use of proceeds of such an offering, and the Zomet project. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including risks relating to market conditions, that the proceeds of the offering are not used as expected and regulatory approvals are not obtained, the risk that the contemplated offering and listing do not proceed on the expected terms, or at all, the risk that OPC is unable to develop the Zomet project as expected, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.